Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: January 28, 2025

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated January 28, 2025 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. 6.500% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series OO

Size:	3,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	January 28, 2025

Settlement Date:	February 4, 2025 (T+5)

Reset Date:	April 1, 2030 (the “First Reset Date”) and each subsequent date falling on the fifth anniversary of the preceding reset date

Reset Period:	Initially the period from and including the First Reset Date to, but excluding, the next following reset date, and thereafter each period from and including each reset date to, but excluding, the next following reset date

Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period

Dividend Rate (Non-Cumulative):	From February 4, 2025, to, but excluding, the First Reset Date, 6.500% per annum, and thereafter, for each reset period, at a rate equal to the treasury rate (as described in the Preliminary Prospectus Supplement) as of the most recent reset dividend determination date plus a spread of 2.152% per annum

Dividend Payment Dates:	Beginning April 1, 2025, on January 1, April 1, July 1 and October 1 of each year, in each case when, as, and if declared by the issuer’s board of directors or any duly authorized committee of the issuer’s board of directors

Optional Redemption:	On any Dividend Payment Date on or after the First Reset Date, in whole at any time or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the Preliminary Prospectus Supplement) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends on the shares of the Preferred Stock called for redemption up to, but excluding, the redemption date, without accumulation of undeclared dividends

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$2,970,000,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

ABN AMRO Capital Markets (USA) LLC

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Blaylock Van, LLC

BMO Capital Markets Corp.

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

CaixaBank, S.A.

Capital One Securities, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Comerica Securities, Inc.

Danske Markets Inc.

Desjardins Securities Inc.

Drexel Hamilton, LLC

Falcon Square Capital LLC

Fifth Third Securities, Inc.

Goodbody Stockbrokers UC

Great Pacific Securities

Intesa Sanpaolo IMI Securities Corp.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Mischler Financial Group, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Penserra Securities LLC

PNC Capital Markets LLC

R. Seelaus & Co., LLC

RBC Capital Markets, LLC

Regions Securities LLC

Roberts & Ryan Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

Stern Brothers & Co.

TD Securities (USA) LLC

Telsey Advisory Group LLC

Tigress Financial Partners, LLC

Westpac Capital Markets LLC

CUSIP/ISIN for the Depositary Shares:	48128AAJ2 / US48128AAJ25

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on February 4, 2025 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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